Telecopier
865-1382 (Code 416)

Telephone
368-4440 (Code 416)

Phoenix Canada Oil Company Limited

EXECUTIVE OFFICES
SUITE 124[redacted] YORK STREET • TORONTO • ONTARIO • CANADA • M5J 1S9

PRESS RELEASE

FOR IMMEDIATE RELEASE:

Subject: **Phoenix Canada Oil Reports Third-Quarter Results Boosted by Investment Sale**

Toronto; 24 November 2003 -- Phoenix Canada Oil of Toronto (TSXV:PCO) reported net income of $1,236,000, or 24 cents per share, for the third quarter of 2003, compared with net income of $90,000, or 1.8 cents per share, for the corresponding 2002 period (all figures unaudited).

Net income for the 9-months ended 30 September 2003 was $1,582,000, or 31 cents per share, compared with $140,000, or 2.7 cents per share, for the prior year (all figures unaudited).

The one-time improvement in third quarter earnings derived from the Company's sale to Alcan of Canada of its long term investment position in Baltek Corporation, an Ecuador-based balsa wood and products producer. No provisions have been made for 2003 capital gains taxation that may be applicable following the year-end audit.

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Further Information -- Contact
S. Donald Moore, President
(416) 368.4440

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